WOODSIDE
AUSTRALIAN ENERGY

03032779

03 OCT 21 AM 7:21

7 October 2003

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Mauritania PSC-B, Block 4 (Chinguetti-4-5), lodged with the Australian Stock Exchange on 7 October 2003;
- Financing Power & Energy Projects in Asia Conference presentation, lodged with the Australian Stock Exchange on 7 October 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 10/27

7 October 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Mauritania PSC-B, Block 4
Chinguetti-4-5

Woodside Mauritania Pty Ltd, Operator of the Mauritania Area B Joint Venture, reports that at 00:00 hours on 7 October 2003 completion operations were continuing prior to production testing in the Chinguetti-4-5 combined appraisal and early development well.

All reported times are UTC (also known as GMT).

Participants in the Area B PSC are as follows:	**Area B (Chinguetti)**
Woodside Mauritania Pty Ltd	35.0% (Operator)
AGIP Mauritania BV	35.0%
Hardman Resources Ltd	21.6%
Fusion Mauritania B Limited	6.0%
Roc Oil (Mauritania) Company	2.4%

ANTHONY NIARDONE
Asst. Company Secretary

82-2280

7 October 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Financing Power & Energy Projects in Asia Conference
Singapore
7 October 2003

Woodside's Commercial & Planning Manager, Collin Visaggio, presents to the Financing Power & Energy Projects in Asia in Singapore today. A copy of the presentation will be posted on Woodside's web site (www.woodside.com.au) at the 'Investor Information Centre' under Presentations/Speeches/Publications.

ANTHONY NIARDONE
Asst. Company Secretary